William C. Davisson III Direct Dial: (650) 463-2660 william.davisson@lw.com	135 Commonwealth Drive Menlo Park, California 94025 Tel: (650) 328-4600 Fax: (650) 463-2600 www.lw.com FIRM / AFFILIATE OFFICES
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September 22, 2005

VIA FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:                                     Suzanne Hayes, Attorney-Advisor

Re:                               Sunesis Pharmaceuticals, Inc.

Registration Statement on Form S-1
File No. 333-121646 (the “Registration Statement”)

Ladies and Gentlemen:

In connection with the proposed initial public offering (the “Offering”) of Sunesis Pharmaceuticals, Inc. (the “Company”) pursuant to the Registration Statement, we are counsel to the Company.  The managing underwriters of the Offering have informed the Company that, due to present market conditions, it would be advisable to reduce the proposed initial public offering price of the Offering from $9.00 to $11.00 per share, as stated in the preliminary prospectus previously distributed to potential investors (the “Preliminary Prospectus”), to $7.00.  We are furnishing this letter to the Commission to address whether a preliminary prospectus for the Offering should be recirculated in view of such decrease.

We have advised the Company of the Commission’s position, set forth in Rules 460 and 461 and Release No. 33-4968 under the Securities Act of 1933, that the Commission “[h]aving due regard to the adequacy of information respecting the registrant theretofore available to the public...and to the public interest and the protection of investors,” will not grant acceleration of a registration statement “[w]here the form of preliminary prospectus, which has been distributed by the issuer or underwriter, is found to be inaccurate or inadequate in any material respect.”  For the reasons set forth below, the Company and the managing underwriters, after reviewing the changes to the preliminary prospectus in their totality and after discussing the matter with us and counsel to the underwriters, do not believe that the Preliminary Prospectus was rendered inaccurate or inadequate in any material respect by the changes made and, therefore, do not believe that recirculation of a preliminary prospectus is required.

Revised Terms

The Preliminary Prospectus reflected an offering of 6,000,000 shares of common stock at a price ranging from $9.00 to $11.00 per share.  Assuming the mid-point of the range, the Preliminary Prospectus reflected estimated net proceeds to the Company of approximately $54.1 million or, in the event that the underwriters’ over-allotment option was exercised in full, approximately $62.4 million.  As set forth in the Preliminary Prospectus, the net proceeds were expected to be used as follows:  approximately $10.0 million to fund clinical and preclinical development of SNS-595; approximately $5.0 million to fund clinical and preclinical development of SNS-032; approximately $3.0 million to fund clinical and preclinical development of SNS-314; approximately $5.0 million for other programs and to discover additional product candidates; and approximately $2.3 million to repay outstanding indebtedness owed to General Electric Capital.  In addition, the Preliminary Prospectus reflected that the Company may use approximately $4.0 million of the net proceeds from the Offering to repay outstanding indebtedness owed to Biogen Idec.  Accordingly, the aggregate amount of proceeds allocated to specific uses was $29.3 million.  The Preliminary Prospectus reflected that the remainder of the net proceeds from the Offering would be used for general corporate purposes.  In response to a verbal comment from the Staff, the Company increased certain amounts allocated to certain of the specific uses of proceeds listed above, which increased numbers were incorporated in Amendment No. 5 to the Registration Statement filed with the Commission on September 16, 2005 but were not distributed to potential investors in the form of a preliminary prospectus supplement.

Assuming an initial public offering price of $7.00 per share, the Company would expect to receive net proceeds of approximately $37.3 million or, in the event that the underwriters’ over-allotment option was exercised in full, approximately $43.2 million.  The Company intends to use the net proceeds from the Offering in the same manner as reflected in the Preliminary Prospectus.  Specifically, the Company intends to use $29.3 million of such net proceeds for the specific uses set forth in the Preliminary Prospectus (and as described in the preceding paragraph) and to use the remainder of such net proceeds for general corporate purposes.

In addition, the Company has increased the number of shares of common stock authorized for issuance pursuant to its 2005 Equity Incentive Award Plan (the “2005 Plan”) and Employee Stock Purchase Plan (the “ESPP”) by approximately 15%.

These changes will primarily affect the disclosures in the “Summary—The Offering,” “Use of Proceeds” and “Principal Stockholders” sections in the Preliminary Prospectus.  Copies of those sections reflecting an initial public offering price of $7.00 per share are enclosed herewith.  As noted above, the Company does not believe the resulting changes make the information in the Preliminary Prospectus materially inaccurate or inadequate.

Effects of Reduction in Initial Public Offering Price

As set forth below, the effect on the Company of the reduction in the initial public offering price is minimal.

1.                                       Net Proceeds/Liquidity.  The Company will receive approximately $16.8 million less in net proceeds as a result of the reduction in the initial public offering price, enabling it to maintain its intended use of proceeds set forth in the Preliminary Prospectus.  Although the Company will retain less cash for general corporate purposes, the Company believes that its operations and liquidity position after the Offering will not be materially impacted.  In addition, the Company’s ability to meet its foreseeable capital expenditure requirements and working capital needs as disclosed in the Preliminary Prospectus is not changed by the reduction in net proceeds.

2.                                       Ownership by Officers, Directors and Significant Stockholders.  The Preliminary Prospectus reflected that the Company’s executive officers and directors and their affiliates, together with the Company’s significant stockholders, would own approximately 58% of the common stock upon completion of the Offering.  Such persons will continue to own, in the aggregate, approximately 58% of the common stock upon completion of the Offering (excluding $4.0 million of common stock that the Company expects Biogen Idec to purchase in the Offering, as set forth in the Preliminary Prospectus).  Although the relative ownership among such persons will change as a result of decreased in the initial public offering price and the antidilution provisions contained in the Company’s certificate of incorporation, the Company does not believes that such changes in relative beneficial ownership of its existing stockholders are material to investors.

3.                                       Investors Will Be Notified.  The Company has been informed by the managing underwriters that the normal channels of communications between the underwriters and potential purchasers are being and would be used to inform such potential purchasers of the change in the offering price prior to the mailing of confirmation notices.  All underwriters in the syndicate have agreed to notify all potential purchasers of the change in the offering price and changes in the disclosure in the prospectus prior to confirming sales.  In addition, a copy of the final prospectus will accompany each confirmation notice.

Effect of Increase in Shares Available for Issuance Under Employee Plans

The effect on the Company of the 15% increase in the number of shares of common stock authorized for issuance pursuant to the 2005 Plan and the ESPP is minimal.  The Company intends to grant options under the 2005 Plan in the ordinary course of business and has no current plans to grant options covering any portion of such 15% increase.  Similarly, the increased number of shares of common stock available for issuance pursuant to the ESPP will be available for issuance to employees of the Company in the ordinary course of business pursuant to the provisions of the ESPP.

As demonstrated, the Company’s financial condition, strategy, plan of operations and goals set forth in the preliminary prospectus to be filed with the Commission in Amendment No. 6 to the Registration Statement are the same as those set forth in the Preliminary Prospectus, and the Company respectfully submits that no purpose would be served by recirculating a preliminary prospectus with substantially the same disclosures.  The Company believes that no additional or revised information is contained in the new preliminary prospectus that would be material to an investor’s decision to purchase shares of common stock, or that any such information causes the disclosure in the circulated Preliminary Prospectus to be inaccurate or inadequate in any material respect.  For these and the other reasons discussed above, the Company believes that recirculation of a preliminary prospectus reflecting the decrease in the initial public offering price is not required.

If you have any question or comments concerning the foregoing, please do not hesitate to call the undersigned at (650) 463-2660.

Very truly yours,

/s/ William Davisson

William Davisson
of Latham & Watkins LLP

cc:                                 Daryl B. Winter, Sunesis Pharmaceuticals, Inc.

Alan Mendelson, Latham & Watkins LLP

John T. McKenna, Cooley Godward LLP